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Pan American Silver Reports Drill Results from the La Colorada Skarn Discovery with Intercepts up to 379 Metres
Preliminary metallurgical test results are positive

Vancouver, B.C. - Oct. 30, 2019 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) today announced results from 14,300 metres of drilling completed during the third quarter of 2019 on the La Colorada skarn discovery in Mexico. Preliminary metallurgical testing of samples indicates high recoveries across all metals can be expected.

“The most recent drill results feature some of the highest grade intercepts we have seen to date, with widths up to 379 metres. Stand-out drill holes include U-66-19 with 253 metres grading at 67 grams per tonne of silver, 3.84% lead and 6.56% zinc,” said Christopher Emerson, Pan American's Vice President Business Development and Geology. “We have now completed over 52,400 metres of drilling on the skarn target, allowing us to substantially expand the mineralized footprint and to identify a high-grade core zone.”

Drill highlights include:

•	D-57-01-19: 250.9 m at 40 g/t Ag, 0.08% Cu, 2.57% Pb and 3.43% Zn
including 78.9 m at 60 g/t Ag, 0.09% Cu, 3.90% Pb and 4.84% Zn

•	D-57-02-19: 72.3 m at 37 g/t Ag, 0.16% Cu, 3.80% Pb and 6.25% Zn
and 56.6 m at 39 g/t Ag, 0.10% Cu, 3.31% Pb and 6.64% Zn

•	S-57-19: 124.8 m at 42 g/t Ag, 0.08% Cu, 2.41% Pb and 3.14% Zn

•	U-66-19: 252.9 m at 67 g/t Ag, 0.19% Cu, 3.84% Pb and 6.56% Zn
including 27.3 m at 108 g/t Ag, 0.20% Cu, 8.14% Pb and 13.70% Zn
and 148.6 m at 81 g/t Ag, 0.23% Cu, 4.43% Pb and 7.66% Zn

•	U-72-19: 132.5 m at 56 g/t Ag, 0.19% Cu, 3.81% Pb and 6.32% Zn
including 57.9 m at 80 g/t Ag, 0.24% Cu, 5.46% Pb and 9.42% Zn
and 139.2 m at 54 g/t Ag, 0.15% Cu, 1.80% Pb and 5.87% Zn

•	U-73-19: 278.0 m at 26 g/t Ag, 0.08% Cu, 1.56% Pb and 3.98% Zn

•	U-79-19: 379.0 m at 54 g/t Ag, 0.50% Cu, 1.96% Pb and 3.73% Zn
including 57.9 m at 47 g/t Ag, 0.37% Cu, 2.83% Pb and 6.35% Zn
and 66.7 m at 154 g/t Ag, 2.07% Cu, 0.97% Pb and 1.58% Zn

The drilling continues to define a polymetallic mineralized skarn system and cross-cutting veins starting 300 metres below and adjacent to the current lowest production level of the La Colorada mine. Drill holes D- 57-01-19 and D-57-02-19 were drilled 200 metres to the southwest of a mineralized hydrothermal breccia zone, indicating the potential to extend mineralization further to the southwest. Drill results for the hydrothermal breccia zone were previously announced in Pan American's news release dated August 1, 2019.

Pan American expects to complete over 50,000 metres of drilling in 2019, and provide an initial resource estimate of the skarn discovery by the end of 2019. An intensive exploration program and further

PAN AMERICAN SILVER CORP. 1

metallurgical testing will continue in 2020. Given that the skarn deposit is more massive than the existing vein structures, pending technical studies, future development would conceptually require new mining, processing and other facilities.

In addition to the drilling program, Pan American has advanced initial metallurgical testing at the independent ALS Metallurgy laboratory in Kamloops, Canada. To date, flotation tests and mineral liberalization analysis on three composites samples have been performed. Positive flotation recovery results for silver, lead, zinc and copper were obtained, with the preliminary bulk rougher flotation recovery ranges and averages provided in the table below. Preliminary open cleaner tests show that good concentrate qualities can be obtained, ranging from 50% to 70% Pb in the lead cleaner concentrate, 55% to 63% Zn in the zinc cleaner concentrate and 20% to 31% Cu in the copper cleaner concentrate. Minor element analysis results in concentrates are pending. Pan American plans to prepare additional composite samples, as we get more information on the resource, and to conduct additional flotation tests.

Bulk Rougher Flotation Recovery Results

Element	Range (%)	Average (%)
Ag	93 - 99	95
Pb	92 - 96	95
Zn	80 - 85	83
Cu	75 - 86	80

Summary of Drill results for the Third Quarter of 2019
Previous drill results disclosed in Pan American's news releases dated October 23, 2018, February 21, 2019, May 8, 2019 and August 1, 2019, are not included in this table.

Drill hole ID	From (m)	To (m)	Interval (m)(1)	Ag g/t	Cu %	Pb %	Zn %
D-30-01-19	907.4	933.7	26.4	44	0.18	0.58	2.30
and	965.8	1010.4	44.6	26	0.05	1.65	3.62
and	1067.8	1072.4	4.6	144	1.04	10.46	17.92
D-30-02-19	1019.3	1077.0	57.7	59	0.16	1.84	3.18
Incl.	1061.0	1077.0	16.0	136	0.34	4.26	6.60
D-57-01-19	965.2	971.8	6.6	27	0.17	3.61	6.41
and	1051.6	1302.4	250.9	40	0.08	2.57	3.43
Incl.	1076.2	1155.1	78.9	60	0.09	3.90	4.84
and	1381.6	1389.7	8.1	49	0.09	3.40	7.85
and	1420.9	1434.4	13.5	30	0.07	3.60	5.13
and	1471.6	1482.6	11.1	37	0.06	4.49	4.05
and	1555.0	1580.0	25.0	52	0.27	0.37	4.20
D-57-02-19	1041.5	1066.6	25.1	32	0.23	1.46	3.25
and	1180.5	1252.8	72.3	37	0.16	3.80	6.25
and	1320.0	1376.5	56.6	39	0.10	3.31	6.64
S-56-19	765.4	783.3	17.9	182	0.31	1.49	2.70
and	980.2	990.2	10.0	65	0.22	1.63	4.17

PAN AMERICAN SILVER CORP. 2

Drill hole ID	From (m)	To (m)	Interval (m)(1)	Ag g/t	Cu %	Pb %	Zn %
and	1059.1	1063.4	4.4	257	0.58	6.36	4.57
S-57-19	278.3	285.6	7.3	150	0.84	1.18	4.61
and	1069.8	1194.6	124.8	42	0.08	2.41	3.14
and	1309.1	1338.7	29.7	17	0.07	2.89	4.51
U-53-19	222.2	228.5	6.3	105	0.44	2.67	5.76
and	518.0	528.1	10.1	31	0.23	2.10	4.28
and	848.0	870.2	22.2	24	0.18	1.50	3.83
and	1064.0	1228.5	164.5	34	0.13	0.53	2.58
Incl.	1105.3	1121.1	15.8	71	0.12	1.23	5.73
Incl.	1138.6	1150.5	12.0	51	0.07	0.69	5.64
U-59-19	3.9	9.4	5.5	332	0.11	1.84	1.86
and	23.1	23.8	0.7	3551	0.98	4.69	10.80
and	869.6	875.8	6.2	173	0.18	0.59	4.72
U-63-19	304.7	326.3	21.7	18	0.04	0.77	1.67
and	362.0	367.4	5.4	35	0.13	1.25	4.33
U-66-19	501.4	754.3	252.9	67	0.19	3.84	6.56
Incl.	524.4	551.7	27.3	108	0.20	8.14	13.70
Incl.	578.3	726.8	148.6	81	0.23	4.43	7.66
U-72-19	275.7	282.3	6.6	65	0.22	4.05	14.17
and	320.1	327.2	7.0	41	0.11	3.49	6.59
and	360.3	492.8	132.5	56	0.19	3.81	6.32
Incl.	399.2	457.1	57.9	80	0.24	5.46	9.42
and	548.9	688.1	139.2	54	0.15	1.80	5.87
Incl.	548.9	560.2	11.3	127	0.19	3.11	13.00
Incl.	598.8	662.1	63.4	55	0.14	1.82	7.78
and	805.9	814.4	8.5	3	0.11	0.00	8.69
U-73-19	38.0	38.5	0.5	1372	0.57	6.66	13.50
and	105.3	111.5	6.2	123	0.03	8.71	8.06
and	247.0	276.8	29.8	139	0.11	1.68	4.73
and	341.6	358.6	17.0	107	0.36	6.32	9.03
and	463.2	468.1	4.9	205	0.04	5.05	5.41
and	501.3	505.2	3.8	80	0.21	7.21	9.21
and	708.3	986.3	278.0	26	0.08	1.56	3.98
Incl.	768.0	826.6	58.7	41	0.08	2.19	7.63
U-76-19	784.4	792.2	7.8	82	0.17	3.36	2.37
and	984.5	987.9	3.4	14	0.04	3.13	5.54
U-79-19	473.1	852.0	379.0	54	0.50	1.96	3.73
Incl.	707.6	765.5	57.9	47	0.37	2.83	6.35
Incl.	785.4	852.0	66.7	154	2.07	0.97	1.58
S-77-19	809.3	810.8	1.5	328	0.27	5.30	4.12
(1) True widths of the mineralized intervals are unknown at this time.

PAN AMERICAN SILVER CORP. 3

Drill Hole Collar Information

DDH No.	East_Local	North_Local	Elev_Collar	Length (m)	Azimuth Avg (0)	Dip Avg (0)
D-30-01-19	5453.2	5460.2	1806.7	426.7	37.3	-78.0
D-30-02-19	5453.2	5460.6	1791.0	475.0	350.7	-79.6
D-57-01-19	4887.7	5066.7	1742.9	887.6	342.2	-77.5
D-57-02-19	4887.6	5066.8	1727.2	1108.8	12.5	-72.6
S-56-19	5809.1	5378.0	2520.6	1114.5	151.2	-89.4
S-57-19	4886.4	5071.7	2469.1	1733.9	237.6	-88.1
S-77-19	5775.9	5505.4	2539.1	862.2	253.4	-89.4
U-53-19	5123.0	5202.7	2030.1	1296.1	1.0	-81.9
U-59-19	5175.2	5469.2	1968.3	969.4	197.0	-82.8
U-63-19	5319.5	5657.5	1966.2	708.1	114.5	-72.7
U-66-19	5259.0	5416.9	1999.8	820.3	83.9	-80.2
U-72-19	5327.2	5534.9	2001.7	836.6	272.0	-88.1
U-73-19	5173.6	5469.6	1965.4	1025.6	322.7	-84.3
U-76-19	5124.6	5199.5	2030.2	1085.7	99.9	-77.8
U-79-19	5258.8	5417.0	1999.5	956.7	94.8	-84.5
Total Metres Drilled				14307.2

Please see our website at: https://www.panamericansilver.com/operations/north-and-central-america/la-colorada/ to view cross sections, plan and images of the mineralized core.

General Notes with Respect to Technical Information
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM., Vice President Business Development and Geology, who is a Qualified Person for the purposes of NI 43-101.

Grades are shown as contained metal before mill recoveries are applied. All metallurgical samples provided in this news release were prepared and analyzed by ALS in Kamloops, Canada while all other samples were prepared and analyzed by SGS in Durango, Mexico using fire assay with gravimetric finish for gold, and by acid digestion with ICP finish for silver, lead, zinc, and copper. Pan American implements a quality assurance and quality control ("QAQC") program including the submission of certified standards, blanks, and duplicate samples to the laboratories.  The results of the QAQC samples submitted to SGS demonstrate acceptable accuracy and precision.  The Qualified Person is of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of any future mineral resource and mineral reserve estimates. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein. SGS is independent from Pan American.

About Pan American Silver
Pan American is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. In 2019, we celebrate our silver anniversary: 25 years of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.

PAN AMERICAN SILVER CORP. 4

Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the anticipated exploration and other development programs at the Company’s La Colorada properties, together with the nature, implementation and timing thereof, the exploration and metallurgical results of such programs, and our expectation and timing of establishing resource information based on such programs.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the La Colorada mine are received in a timely manner; our ability to secure and maintain the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP. 5

Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.